EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

($ Millions, except for per share data)

(UNAUDITED)

	Three Months Ended March 31,
	2020	2019
Net Income	$15.2	$26.5
Less: Dividend Requirements on Preferred Stock	—	—

Net Income Applicable to Common Stock	$15.2	$26.5

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	14,934	14,875
Dilutive Effect of Stock Options and Restricted Stock (000’s)	4	5
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	14,938	14,880
Earnings Per Share – Basic	$1.02	$1.78
Earnings Per Share – Diluted	$1.02	$1.78